October 18, 2024

Catherine De Lorenzo

Pam Howell

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Northern Revival Acquisition Corporation
Preliminary Proxy Statement on Schedule 14A Filed October 11, 2024 File No. 001-39970

Dear Ms. De Lorenzo,

On behalf of our client, Northern Revival Acquisition Corporation, a Cayman Islands company (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated October 17, 2024 (the “Comment Letter”) regarding the Company’s Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).

The Company has filed via EDGAR an Amendment No. 1 to the Proxy Statement (the “Amended Proxy Statement”), which reflects the Company’s responses to the Comment Letter and certain updated information. Please note that our responses below, insofar as relevant information relates to the Company or matters arising from Company’s participation in the preparation of the Proxy Statement and the Amended Proxy Statement, are based on our discussions with and information received from the Company or its counsel, Winston & Strawn LLP, who have similarly participated in the preparation and review of this response letter.

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment No 1. to the Proxy Statement. All capitalized terms used but not defined in this response letter have the meanings ascribed to such terms in the Amended Proxy Statement.

Preliminary Proxy Statement on Schedule 14A

Risk Factors, page 4

1.	We note from your disclosure on page 5 that Nasdaq has delisted the company’s securities. Please revise your risk factor disclosure to clarify the current listing status of the company. Please also revise to describe the current material impacts of the delisting and listing on an over-the-counter market, such as the impact on liquidity, your ability to complete a business combination, and any impact to shareholders as a result of your securities no longer being "covered securities."

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page 5 to clarify the current listing status of the company, describe the current material impacts of the delisting and listing on an over-the-counter market, including the impact on liquidity, our ability to complete a business combination, and any impact to shareholders as a result of our securities no longer being “covered securities”.

Please do not hesitate to contact Aemish Shah at 203-943-0140 or Mike Blankenship of Winston & Strawn LLP at 713-651-2678 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Aemish Shah
Chief Executive Officer

cc:	Michael J. Blankenship, Partner, Winston & Strawn LLP

Ben D. Smolij, Of Counsel, Winston & Strawn LLP